EXHIBIT 99.1



                              Elan Corporation, plc

                                 Interim Results

                          Six months ended 30 June 2003










                                 20 October 2003

                              CHAIRMAN'S STATEMENT

Dear Shareholders,

On behalf of Kelly Martin, President and Chief Executive Officer, the Elan Board of Directors and myself, I wish to report the financial results for the six months to 30 June 2003, which have been prepared under Irish GAAP. We have previously reported our financial results, prepared under US GAAP, for the second quarter and half year ended 30 June 2003 on 17 September 2003. I would also like to provide you with an update on our activities since the date of our 2002 Annual Report of 3 September 2003. As previously announced, the company's Annual General Meeting will take place on 21 October 2003 at 10.30 a.m. in the Davenport Hotel, Merrion Square, Dublin 2.

Elan's Irish GAAP results for the six months to 30 June 2003 are characterised by solid progress with our operating plan, including asset divestitures, cost reductions, and debt reduction. We remain focused on executing our plans to improve and simplify Elan's financial position, address historical legal and regulatory issues, invest in our exciting pipeline of products, and build world class operations aligned with our therapeutic focus areas of neurology, pain management and autoimmune diseases. Our science continues to be the driver for our discovery and development programmes, providing the inspiration for the employees of Elan who have worked tirelessly to bring important products to patients.

Six months to 30 June 2003 Financial Highlights

o Total Irish GAAP revenue was $445.5 million compared to $773.5 million for the first half of 2002, a decrease of 42%. The fall in revenue was due mainly to the sale of certain non-core products and businesses as part of the recovery plan, the impact of generic competition on revenues from Zanaflex(TM), the termination of arrangements with Pharma Marketing Ltd. ("Pharma Marketing") and Autoimmune Drug Research Corporation compensated for by the continued growth of revenues mainly from Zonegran(TM), Maxipime(TM), Azactam(TM) and the pain portfolio.

o A net gain of $265.3 million was recorded on disposal of non-core businesses (mainly the primary care franchise) before charging $196.4 million related to the purchase of related royalty rights from Pharma Operating Ltd., a wholly owned subsidiary of Pharma Marketing.

o Irish GAAP net loss of $257.0 million ($0.73 loss per diluted share) compared to net loss of $672.4 million ($1.92 loss per diluted share) for the six months ended 30 June 2002.

o Net exceptional costs related to the implementation of the recovery plan of $63.1 million are included in the operating loss for the six months ended 30 June 2003 (2002: $177.3 million). Exceptional charges in 2002 also included an additional $353.2 million mainly relating to investment losses and impairments.

o The decrease in fixed assets in the six-month period to 30 June 2003 of $718.1 million is mainly due to the sale of the primary care franchise, other businesses and financial assets.

o Cash and liquid resources at 30 June 2003 of $1,000.8 million (including $35.0 million in restricted cash held by Elan Pharmaceutical Investments II/III Ltd. ("EPIL II/III")) compared to $1,086.5 million (including $72.5 million in restricted cash held by EPIL II/III) at 31 December 2002.

Research & Development Update

o Elan and our partner Biogen are currently working with the US and European regulatory authorities to determine the regulatory path forward for Antegren(TM) (natalizumab) in Crohn's disease (induction). Following discussions with the U.S. Food and Drug Administration ("FDA") we will initiate an additional three-month phase III (induction) trial. The definitive path forward for Antegren in Crohn's disease will be strongly influenced by data generated from the maintenance trial, ENACT-2, which becomes available in the first quarter of 2004.

o The detailed Antegren data from the Crohn's disease (induction) trial was presented on October 15, 2003 at the American College of Gastroenterology 2003 Congress in Baltimore, Maryland and will be presented in November at the United European Gastroenterology Week 2003 Congress in Madrid, Spain.

o An Investigational New Drug ("IND") application was filed with the FDA in August for the study of a monoclonal antibody as part of the Alzheimer's immunotherapy program. The antibody is being developed in close collaboration with Wyeth, is directed against A-beta amyloid and is intended for the treatment of mild to moderate Alzheimer's disease. The IND has been reviewed by the FDA during the 30-day review period. Initiation of a phase I clinical trial in the fourth quarter of this year remains on track.

July 2002 Recovery Plan - Implementation Update

o Aggregate consideration received to date from asset divestitures is in excess of $1.7 billion. The target is to raise approximately a further $400 million from asset divestitures and investment disposals by the end of 2003.

o Total debt and product and royalty related payment obligations, both actual and optional, reduced from approximately $3.1 billion at 31 December 2002 to approximately $2.3 billion at 30 June 2003.

o Of a total of 55 active business ventures in July 2002, 40 have been terminated or restructured to date.

o Headcount reduced to approximately 2,500 from approximately 4,700 in July 2002 and approximately 3,600 in December 2002. Of the approximate 2,200 headcount reduction since July 2002, approximately 1,100 relate to asset divestitures.

o Significant reduction of 36% in selling, general and administrative expenses before exceptional items for the six months ended 30 June 2003 to $265.9 million from $418.5 million for the six months ended June 2002 (approximately $39 million of this reduction relates to asset divestitures
     - principally the disposal of Abelcet(TM) and Athena Diagnostics(TM)).

o Reached a formal settlement stipulation with the plaintiffs to settle the two derivative actions filed against certain of Elan's former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The settlement involves the Company agreeing to adopt certain corporate governance provisions, which largely follow those required by the provisions of the Sarbanes Oxley Act, and to pay plaintiffs' attorneys' fees and expenses of about $0.5 million. The settlement is subject to court approval, which is expected in the coming weeks.

o Discussions with the enforcement division of the Securities and Exchange Commission ("SEC") are continuing.

In conclusion, I am pleased with the significant progress we have made in the first half of 2003 towards implementing our recovery plan; our growth plan, which is designed to bring to fruition our innovative products; and our operational excellence plan, which is designed to put into place the structures and processes needed to build a world-class company. As we complete the recovery and restore financial stability, we have a greater ability to focus on our very exciting pipeline of products for treating serious and debilitating diseases. I would particularly like to thank the employees of Elan for their continued commitment, dedication and resolve in bringing Elan back to full health.

Garo Armen
Chairman


                               UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT


-------------------------------------------------------------------------------------------------------------------------
                                          Notes                          Six months ended 30 June
-------------------------------------------------------------------------------------------------------------------------
                                                    2003         2003        2003       2002          2002        2002
                                                     $m           $m          $m         $m            $m          $m
                                                   Before                              Before
                                                 Exceptional  Exceptional            Exceptional  Exceptional
                                                    Items        Items      Total       Items        Items        Total
                                                               (Note 3)                             (Note 3)
-----------------------------------------------------------------------------------------------------------------------------

Revenue - continuing operations                     311.2           1.7      312.9       513.9          3.2          517.1
Revenue - discontinued operations           4       132.6          --        132.6       249.4          7.0          256.4
-----------------------------------------------------------------------------------------------------------------------------

Total revenue                                       443.8           1.7      445.5       763.3         10.2          773.5
Cost of sales                                       187.6           1.6      189.2       225.0         42.1          267.1
-----------------------------------------------------------------------------------------------------------------------------
Gross profit/(loss)                                 256.2           0.1      256.3       538.3        (31.9)         506.4
Selling, general and administrative
   expenses                                         265.9          52.6      318.5       418.5        127.4          545.9
Research and development expenses                   171.2          10.6      181.8       192.5         18.0          210.5
-----------------------------------------------------------------------------------------------------------------------------
Operating loss - continuing operations             (218.6)        (60.4)    (279.0)     (113.0)      (128.6)        (241.6)
Operating profit/(loss) - discontinued      4        37.7          (2.7)      35.0        40.3        (48.7)          (8.4)
   operations
-----------------------------------------------------------------------------------------------------------------------------

Operating loss                                     (180.9)        (63.1)    (244.0)      (72.7)      (177.3)        (250.0)

Share of (losses)/profits of associates              (5.1)         --         (5.1)        6.7         --              6.7
Loss on sale of securities                           --            --         --          --          (75.4)         (75.4)
Gain on disposal of businesses                       --           265.3      265.3        --           --             --
Purchase of Pharma Operating Ltd. royalty            --          (196.4)    (196.4)       --           --             --
   rights
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities               (186.0)          5.8     (180.2)      (66.0)      (252.7)        (318.7)
   before interest and tax
Net interest and other expense                      (66.3)         (2.2)     (68.5)      (72.0)      (277.8)        (349.8)
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities               (252.3)          3.6     (248.7)     (138.0)      (530.5)        (668.5)
   before tax
Tax on (loss)/profit on ordinary                     (8.3)          --        (8.3)       (2.0)        --             (2.0)
   activities
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities               (260.6)          3.6     (257.0)     (140.0)      (530.5)        (670.5)
   after tax
Minority interest                                    --            --         --          (1.9)        --             (1.9)
-----------------------------------------------------------------------------------------------------------------------------
Retained (loss)/profit for the period              (260.6)          3.6     (257.0)     (141.9)      (530.5)        (672.4)
=============================================================================================================================
Basic & diluted loss per Ordinary Share     5                               $ (0.73)                                $ (1.92)
Weighted average number of Ordinary
   Shares outstanding (millions)                                             349.9                                   349.6



                    UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                             Six months          Six months
                                                                            ended 30 June       ended 30 June
                                                                                2003                 2002
                                                                                 $m                   $m
-----------------------------------------------------------------------------------------------------------------
Retained loss                                                                    (257.0)            (672.4)
Equity adjustment from foreign currency translation                                 4.9                9.0
-----------------------------------------------------------------------------------------------------------------
Total recognised losses                                                          (252.1)            (663.4)
=================================================================================================================



                                    UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                     Notes       Unaudited             Audited
                                                                                 at 30 June        at 31 December
                                                                                    2003                2002
                                                                                     $m                  $m
---------------------------------------------------------------------------------------------------------------------
Fixed Assets
Intangible assets                                                                   1,589.4             2,079.5
Tangible assets                                                                       439.7               459.3
Financial assets                                                                      526.2               734.6
---------------------------------------------------------------------------------------------------------------------
                                                                                    2,555.3             3,273.4
=====================================================================================================================
Current Assets
Stocks                                                                                113.0               149.8
Debtors                                                                               118.1               133.0
Financial assets                                                                       82.4                74.8
Cash and liquid resources                                                           1,000.8             1,086.5
---------------------------------------------------------------------------------------------------------------------
                                                                                    1,314.3             1,444.1

Convertible debt and guaranteed notes (amounts
    falling due within one year)                                       6             (950.7)             (796.3)
Creditors (amounts falling due within one year)                        7             (596.7)             (745.2)
---------------------------------------------------------------------------------------------------------------------
                                                                                   (1,547.4)           (1,541.5)

Net current liabilities                                                              (233.1)              (97.4)
=====================================================================================================================
Total assets less current liabilities                                               2,322.2             3,176.0
Convertible debt and guaranteed notes (amounts
    falling due after one year)                                        6           (1,033.0)           (1,480.4)
Creditors (amounts falling due after one year)                         7              (81.1)             (236.2)
---------------------------------------------------------------------------------------------------------------------

Net assets                                                                          1,208.1             1,459.4
=====================================================================================================================
Capital and Reserves
Called-up share capital                                                                19.9                19.9
Share premium account                                                               5,393.1             5,392.6
Shares issuable                                                                        17.9                18.0
Capital conversion reserve fund                                                         0.1                 0.1
Equity adjustment from foreign currency translation                                   (20.1)              (25.0)
Profit and loss account                                                            (4,202.6)           (3,945.6)
---------------------------------------------------------------------------------------------------------------------

Shareholders' funds - equity                                                        1,208.3             1,460.0
Minority equity interests                                                              (0.2)               (0.6)
=====================================================================================================================
Capital employed                                                                    1,208.1             1,459.4
=====================================================================================================================



                                 UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                            Notes      Six months       Six months
                                                                                     ended 30 June     ended 30 June
                                                                                          2003             2002
                                                                                           $m               $m
----------------------------------------------------------------------------------------------------------------------
Cash Flow from operating activities                                           8          (161.0)             45.8
----------------------------------------------------------------------------------------------------------------------
                                                                                           13.3              24.0
Interest received
Interest paid                                                                            (104.0)            (62.9)
----------------------------------------------------------------------------------------------------------------------
Cash outflow from returns on investments and servicing of finance                         (90.7)            (38.9)
----------------------------------------------------------------------------------------------------------------------

Taxation                                                                                   (4.0)             (0.3)
----------------------------------------------------------------------------------------------------------------------
Capital Expenditure and Financial Investment
Additions to property, plant and equipment                                                (16.8)           (103.0)
Receipts from disposal of property, plant and equipment                                     0.6               2.0
Payment to acquire intangible assets                                                      (82.0)           (153.3)
Payments to acquire financial current assets                                               --                (1.0)
Sale and maturity of financial current assets                                              --                59.0
Payments to acquire financial fixed assets                                                (10.9)           (138.7)
Receipts from disposal of financial fixed assets                                          234.2             160.0
----------------------------------------------------------------------------------------------------------------------

Cash inflow/(outflow) from capital expenditure and
   financial investment                                                                   125.1             (175.0)
----------------------------------------------------------------------------------------------------------------------

Acquisition and Disposals
Net cash received on disposal of businesses                                               312.1              --
----------------------------------------------------------------------------------------------------------------------

Cash inflow/(outflow) before use of liquid resources and financing                        181.5             (168.4)
----------------------------------------------------------------------------------------------------------------------

Management of Liquid Resources                                                              7.5               47.4
----------------------------------------------------------------------------------------------------------------------

Financing
Proceeds from issue of share capital                                                        0.6               5.6
Repurchase of LYONS                                                                      (267.8)             --
Repayment of EPIL III debt                                                                 --              (160.0)
Repayment of loans                                                                         (4.6)             (1.3)
----------------------------------------------------------------------------------------------------------------------

Cash outflow from financing                                                              (271.8)           (155.7)
----------------------------------------------------------------------------------------------------------------------

Net decrease in cash                                                                      (82.8)            (276.7)
======================================================================================================================

Reconciliation of Net Cash Flow to Movement in Net Debt
Decrease in cash for the period                                                           (82.8)           (276.7)
Cash inflow from movement in liquid resources                                              (7.5)            (47.4)
----------------------------------------------------------------------------------------------------------------------
                                                                                          (90.3)           (324.1)
Repayment of loans                                                                          4.6             161.3
Repurchase of LYONS                                                                       310.3              --
----------------------------------------------------------------------------------------------------------------------

Changes in net debt resulting from cash flows                                             224.6             (162.8)
Non-cash movement-translation differences                                                   4.6               3.9
Non-cash movement-notes                                                                   (17.3)             (9.2)
Non-cash movement-other                                                                     1.8             (21.1)
----------------------------------------------------------------------------------------------------------------------

Decrease/(increase) in net debt                                                           213.7             (189.2)
======================================================================================================================


                     NOTES RELATING TO FINANCIAL STATEMENTS

1. Statutory Information

The information for the six months periods to 30 June 2003 and 2002 is unaudited and does not constitute statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. The financial information for the year ended 31 December 2002 has been extracted from the audited financial statements which will be filed with the Companies Registration office following the Annual General Meeting of the Company to be held on 21 October 2003. KPMG included a fundamental uncertainty paragraph in their audit opinion on the financial statements for the year ended 31 December 2002 as the Company and certain of its directors are named defendants in a putative class action in the US District Court for the Southern District of New York, and the Company is also the subject of an investigation by the SEC's Division of Enforcement and Elan was unable to predict or determine the outcome of the Class Action or the SEC investigation. Their opinion was not qualified in this respect.

2. SIGNIFICANT ACCOUNTING POLICIES

These unaudited financial statements are prepared in U.S. dollars under the historical cost convention and in accordance with Irish GAAP and comply with the Financial Reporting Standards ("FRS") of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

The financial statements for the six months ended 30 June 2003 have been prepared using accounting policies consistent with those set out in the 2002 Annual Report.

The Consolidated Financial Statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last two financial years. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

3. EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

These exceptional revenues and costs have been included under the statutory format headings to which they relate, and are analysed as follows:



                                                          Six months ended    Six months ended
                                                            30 June 2003        30 June 2002
                                                                 $m                  $m
-----------------------------------------------------------------------------------------------
Revenue                                                          (1.7)               (10.2)
Cost of sales                                                     1.6                 42.1
Selling, general and administrative expenses                     52.6                127.4
Research and development expenses                                10.6                 18.0
Other ordinary activities                                       (68.9)                75.4
Net interest and other expense                                    2.2                277.8
-----------------------------------------------------------------------------------------------
Net exceptional (gains)/charges                                  (3.6)               530.5
===============================================================================================


In the six months to 30 June 2003, Elan incurred net exceptional gains of $3.6 million (six months to 30 June 2002 exceptional charges of $530.5 million) mainly related to the implementation of the recovery plan.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products.

The exceptional items mainly related to the:

o Gains and losses on the sale and discontinuance of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Termination or restructuring of substantially all of Elan's business ventures;

o Gains and losses on sale of investment securities and investment impairments;

4. DISCONTINUED OPERATIONS

Following the sale of Elan Diagnostics, the sale and closure of part of the drug delivery business, and the sale of the primary care franchise (principally rights to Skelaxin(TM) and Sonata(TM)), the results of these operations for the six months to 30 June 2003 and comparatives have been reported separately as discontinued operations. In 2002, Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets) were sold and the dermatology products were returned to GlaxoSmithKline plc. The results of these operations have also been included in discontinued.



                                                                   Six months ended 30 June 2003
                                          ---------------------------------------------------------------------------------
                                                                                                              Total After
                                                                                       Drug       Primary     Exceptional
                                          Diagnostics     Dermatology     Abelcet    Delivery       Care         Items
                                               $m             $m            $m          $m           $m           $m
---------------------------------------------------------------------------------------------------------------------------
Revenue                                         9.0           --            --          11.4        112.2        132.6
Cost of sales                                   4.9           --            --           8.0         18.6         31.5
Selling, general and administrative             2.9           --            --           1.9         49.9         54.7
   expenses
Research and development expenses               0.5           --            --          10.9         --           11.4
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                        8.3           --            --          20.8         68.5         97.6
---------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                         0.7           --            --          (9.4)        43.7         35.0
===========================================================================================================================





                                                                   Six months ended 30 June 2002
                                          ---------------------------------------------------------------------------------
                                                                                                             Total After
                                                                                       Drug       Primary    Exceptional
                                           Diagnostics    Dermatology     Abelcet    Delivery       Care        Items
                                               $m              $m           $m          $m           $m           $m
---------------------------------------------------------------------------------------------------------------------------
Revenue                                        35.0           35.0            52.6       10.0        123.8       256.4
Cost of sales                                  14.1           17.1            15.7        5.6         20.5        73.0
Selling, general and administrative            11.7           79.7            27.0        3.0         55.8       177.2
    expenses
Research and development expenses               1.4           --              --         13.2         --          14.6
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                       27.2           96.8            42.7       21.8         76.3       264.8
---------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                         7.8          (61.8)            9.9      (11.8)        47.5        (8.4)
===========================================================================================================================


5. EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividends during the period. There is no difference, for the periods presented, in net loss or weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all dilutive ordinary shares outstanding for the period was anti-dilutive.

6. CONVERTIBLE DEBT AND GUARANTEED NOTES



                                          Repayment Dates     At 30 June      At 31 December
                                                                 2003              2002
                                                                  $m                $m
------------------------------------------------------------------------------------------------
Due within one year
3.25% LYONs                                      2003            351.8            682.0
EPIL II Notes                                    2004            450.0              -
Interest accrued                                                 148.9            114.3
------------------------------------------------------------------------------------------------
Debt due within one year                                         950.7            796.3
------------------------------------------------------------------------------------------------

Due after one year
EPIL II Notes                                    2004             --              449.0
EPIL III Notes                                   2005            388.5            387.5
7.25% Senior Notes                               2008            644.5            643.9
------------------------------------------------------------------------------------------------
Debt due after more than one year                              1,033.0          1,480.4
------------------------------------------------------------------------------------------------
Total debt                                                     1,983.7          2,276.7
================================================================================================


7. CREDITORS

At 30 June 2003, creditors included $199.8 million (31 December 2002: $482.2 million) relating to future payments and/or future potential payments on products. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones.


                                        At 30 June       At 31 December
                                          2003                2002
                                           $m                  $m
--------------------------------------------------------------------------------
Within One Year
Maxipime/Azactam                             108.4             130.7
Sonata                                        --               114.7
Pain Portfolio                                30.0              28.3
Other                                          3.8               3.9
--------------------------------------------------------------------------------
                                             142.2             277.6
================================================================================
After One Year:
Sonata                                        --               146.0
Pain Portfolio                                49.7              49.1
Frova                                          6.2               6.1
Other                                          1.7               3.4
--------------------------------------------------------------------------------
                                              57.6             204.6
--------------------------------------------------------------------------------
Total product payments                       199.8             482.2
================================================================================


8. CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of operating loss to operating cash flows


                                                                           Six months ended     Six months ended
                                                                             30 June 2003         30 June 2002
                                                                                  $M                   $m
------------------------------------------------------------------------------------------------------------------
Operating loss                                                                 (244.0)                 (250.0)
Depreciation and amortization                                                   107.4                   154.0
Impairment of Intangibles                                                        24.2                   111.1
Disposal of intangibles                                                          --                      25.9
Disposal and write-down of tangible fixed assets                                  3.4                     1.2
Other                                                                            (1.9)                   56.5
Increase in debtors                                                             (11.9)                  (51.3)
Increase in stocks                                                              (10.8)                  (25.3)
(Decrease)/increase in creditors                                                (27.4)                   23.7
------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                            (161.0)                   45.8
==================================================================================================================


Analysis of Net Debt



                                                                                          Exchange
                                               At 1 January      Cash         Other         Rate         At 30 June
                                                   2003          Flow       Movements     Movements         2003
                                                    $m            $m           $m            $m              $m
---------------------------------------------------------------------------------------------------------------------
Cash                                              1,071.9         (82.8)         --           4.6           993.7
Liquid resources                                     14.6          (7.5)         --            --             7.1
---------------------------------------------------------------------------------------------------------------------
Cash and liquid resources                         1,086.5         (90.3)         --           4.6         1,000.8
---------------------------------------------------------------------------------------------------------------------
3.25% Zero Coupon Subordinated Exchangeable
   Notes (LYONS)                                   (779.0)        310.3(1)     (14.9)          --          (483.6)
Guaranteed and Exchangeable Notes                (1,497.7)          --          (2.4)          --        (1,500.1)
Other Debt                                         (105.6)          4.6          1.8           --           (99.2)
---------------------------------------------------------------------------------------------------------------------
Debt                                             (2,382.3)        314.9        (15.5)          --        (2,082.9)
---------------------------------------------------------------------------------------------------------------------
Net Debt                                         (1,295.8)        224.6        (15.5)         4.6        (1,082.1)
=====================================================================================================================


1    Includes interest paid of $42.5 million

           Independent review report by KPMG to Elan Corporation, plc

Introduction

We have been instructed by the company to review the financial information set out on pages 3 to 8 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in "Bulletin 1999/4: Review of interim financial information" issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Fundamental uncertainty

In arriving at our review conclusion, we note that the company and certain of its former and current officers and directors have been named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, and the company is the subject of an investigation by the SEC's Division of Enforcement which commenced on or about 12 February 2002. Elan is unable to predict or determine the outcome of the class action or the SEC investigation or reasonably to estimate the amounts or range of loss, if any, with respect to the resolution of the class action or the SEC investigation. The possible outcome or resolution of the SEC investigation or the class action could require Elan to make substantial payments. Our review conclusion is not qualified in this respect.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG
Chartered Accountants Dublin
Ireland
20 October 2003






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